Newport Corporation
2011 Annual Report


Technologies That
Have Built an Industry

Newport.
Experience | Solutions

About Newport Corporation

Newport Corporation is a leading global supplier of advanced-technology products and systems to customers in the scientific research, aerospace and defense/security, microelectronics, life and health sciences and precision industrial manufacturing markets. Newport's innovative solutions leverage its expertise in photonics technologies, including lasers, photonics instrumentation, sub-micron positioning systems, vibration isolation, optical components and subsystems, precision automation and three-dimensional non-contact measurement equipment, to enhance the capabilities and productivity of its customers' manufacturing, engineering and research applications. Newport is part of the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index.

Sales by End Market*


Scientific Research, Aerospace and Defense/Security – 36%
Microelectronics – 25%
Life and Health Sciences – 22%
Industrial Manufacturing and Other – 17%

Sales by Geographic Region*


United States – 43%
Europe – 26%
Asia/Pacific Rim – 26%
Other Countries – 5%

Sales by Division*


Photonics and Precision Technologies (PPT) Division – 50%
Lasers Division – 32%
Ophir Division – 18%

Table of Contents

**The percentages of sales shown above reflect the sales of High Q Laser, Ophir Optronics and ILX Lightwave as if Newport had acquired those companies at the beginning of Newport's 2011 fiscal year.*

To Our Stockholders

I am pleased to report that 2011 was a year of truly excellent performance for Newport Corporation. We achieved important milestones in each key aspect of our business – executing our strategy, enhancing our operational execution and strengthening our financial performance. We achieved record performance in orders, sales and earnings per share, furthered our strategic agenda by completing two acquisitions (and a third in January of 2012), and continued to build upon Newport's positions as a leader in the photonics industry and a major contributor to the success of our customers.



Robert J. Phillippy, President and CEO

In 2009, we introduced a strategic roadmap that has proven to be a formula for winning in our markets and creating a strong foundation for long-term, sustainable growth. By executing on this strategy in 2011, Newport became a company with greater scale, better end market and geographic balance, and a solid financial structure.

Our roadmap consists of a methodology for focus and prioritization in our businesses, together with three strategic growth initiatives – global expansion, value-added solutions and targeted acquisitions. We targeted a compound annual sales growth rate of 20% over a three to five year period, with this increase expected to come approximately equally from organic growth and acquisitions.

Successful execution of our acquisition strategy was clearly a highlight of 2011, as we completed two significant transactions during the year and a third in January of 2012:

Ophir® Optronics, headquartered in Jerusalem, Israel, is a very well known and well respected company in the global photonics industry. The company has three primary business areas – infrared optics and optical systems, photonics instrumentation and three-dimensional (3-D) non-contact measurement equipment. Ophir has a long history of profitable growth, an extensive product line, high quality brands and an experienced and resourceful employee team, and will be an even stronger business as a division of Newport. We have adjacent technologies and complementary sales channels that will provide growth synergies, and together we have increased supply chain leverage and sourcing capabilities.

High Q Laser®, based in Rankweil, Austria, develops and manufactures ultrafast lasers for surgical and micromachining applications. The company has developed very differentiated technology and strong relationships with some major customers. The High Q team has significant expertise in ultrafast lasers that is complementary with the technology of our Spectra-Physics Lasers Division. This will enable us to leverage our combined strengths to pursue some very exciting growth opportunities.

ILX Lightwave®, located in Bozeman, Montana, is a leading provider of semiconductor laser instrumentation. These sophisticated products tightly control, monitor and test the quality and performance of semiconductor lasers of all types. ILX introduced the first commercial laser diode driver in 1986, and has some of the world's foremost experts in this technology area. This product offering is a perfect fit with our Photonics and Precision Technologies Division and will benefit from Newport's strong sales channels to the Scientific Research and Industrial markets.

On a stand-alone basis, these companies produced combined sales of almost $160 million in 2011, and all three were profitable. By adding their capabilities to Newport's existing businesses, we will accelerate our profitable growth through increased global sales opportunities, greater supply chain savings and broader product offerings. The more balanced end market participation provided by these acquisitions also better insulates our overall results from cyclicality in any one end market. We are very pleased to welcome the employees of these three fine companies into our Newport family.

We also made significant progress in 2011 on the second part of our strategy, our global expansion initiative. We continued to build our presence in China with additions to our manufacturing, sales, support and distribution capabilities there. We also opened a new sales and service office in Singapore to expand our presence there and to better serve the Asian manufacturing operations of our global original equipment manufacturer (OEM) customers. In addition, our three acquisitions added six manufacturing sites in Israel, Austria and the United States and a number of sales and service facilities to our international network.

We also executed well on our third strategic growth initiative, which is to provide our customers with higher level photonics solutions that integrate Newport component level products into subassemblies and subsystems that fulfill specific customer application requirements. We have introduced a number of new subsystem platforms in recent years that have been extremely well received by our OEM customers. This integrated solutions business has been our fastest-growing area, with revenue increasing 75% over the past two years and reaching approximately 20% of Newport's total revenue last year. This growth demonstrates that Newport is much more than a "one-stop shop" for the purchase of photonics components. Our engineering and integration capabilities enable us to design and manufacture photonics solutions that deliver high-precision, optimized performance in the applications we serve.

Financial Momentum

As a result of these accomplishments, combined with continued crisp operational execution in each of our businesses, we achieved excellent financial results in 2011. Our sales of $545.1 million and orders of $543.0 million were both Newport records. Our strong profit generation and effective management of working capital resulted in another year of strong cash generation, which is a continuing priority for us. We also improved our capital structure by securing a $250 million senior credit facility and repaying substantially all of our outstanding convertible subordinated notes.

I am confident that we have the momentum to meet the aggressive financial goals that we outlined in 2009. As the accompanying chart shows, through a combination of organic growth and acquisitions, we are well positioned to achieve our target of $750 million in annual revenue exiting 2013, with strong earnings and cash generation.


20% Compound Annual
Sales Growth Trajectory
367
480
545
670-685
750
2009
2010
2011
2012
2013
in $ millions

Operational and Marketing Enhancements

We continued to enhance our operations during 2011, creating efficiencies and cost savings that we can reinvest in our businesses. One example of this effort is the completion of a facility consolidation at our corporate headquarters in Irvine, California, which we expect to improve our productivity and reduce our costs by approximately $1 million per year. We also invested in new information technologies to ensure that we have seamless connectivity and communication across our expanded global organization.

As a technology company, one of our key investments is in research and development. In 2011, we spent more than $45 million to develop new products, enhance our technology differentiation and build our intellectual property portfolio. We continue to offer the broadest and deepest portfolio of products and technologies in our industry, and we have the steadfast resolve to extend our leadership position in this area.

In 2011, we published a new edition of the *"The Newport Resource®,"* the most comprehensive catalog in the photonics industry. Our website, Newport.com, is the most widely accessed e-commerce site in our industry, with more than 2.4 million visits in 2011.


Building Shareholder Value
Transform Financial Model
Improved Efficiencies and Cost Structure
2008–2009
Organic Growth
Build Brands
Gain Share
Enhance Capabilities
Expand Globally
Improve Margins
2010–2011
Optimize Return on Acquisitions
Sales Channel Synergies
Cross Selling
Expanded Applications
Lower-Cost Manufacturing
Higher Returns
Technology Development
2012–2013

The site provides an online resource that helps our customers select and configure our products to their most exacting specifications, as well as extensive technical information, application notes, selection tools, customer support information and much more. The Internet is by far our most prolific tool for interacting with our customers, and we continue to invest in our website to ensure that it is best-in-class.

Milestones Demonstrate Long-Term Success

Newport continues to recognize important milestones that demonstrate our long-term success. Our Spectra-Physics Lasers Division, which was founded in 1961 as the world's first commercial laser company, celebrated its 50th anniversary last year. Spectra-Physics has introduced a long list of "firsts" in the industry over the years, and is recognized as a market leader in lasers for high-precision applications.

In 2012, Newport celebrates 50 years of experience and expertise as a provider of high-precision motion products and systems. The roots of Newport's expertise in motion control began in 1962 with the founding of the French company Micro-Controle S.A., specialists in high-precision manual positioning. Newport and Micro-Controle both developed expertise in this technology over the years and joined forces in 1991 to become a world leader in high-precision motion products. This year we recognize the origins of that leadership and those who made it possible.

Our Focus for 2012

Our goals for 2012 continue to emphasize the strategic initiatives that have launched us on our current path of profitable growth. The successful integration of our recent acquisitions and effective coordination of the efforts of our worldwide team will be critical to our results. By fully utilizing the expanded capabilities of a larger and more global Newport, we will continue to extend our leadership position in the photonics industry. At the same time, we will maintain our sharp focus on providing great service to our customers and offering a value-creating investment for our stockholders.

Our worldwide Newport employee team is justifiably proud of our accomplishments and performance in 2011, and we expect another excellent year in 2012. I want to extend my sincere appreciation to our more than 2,600 talented and resourceful team members worldwide for all they have done and continue to do to support Newport's success and our quest to be the world's premier source for photonics technologies and products.

And of course, many thanks to you, our stockholders, for your trust and support. I am very excited about the future of our company. It is my sincere hope that you share this enthusiasm and will continue to support us as we build upon our track record of success.

Robert J. Phillippy

President and Chief Executive Officer

Diverse End Markets Offer Growth and Stability

Newport's served available markets are estimated at $5 billion in annual revenue potential. This diverse group of end markets provides Newport with a mix of interesting growth prospects and proven long-term sustainable revenue streams, while insulating us from macroeconomic cycles in any one market.

Newport is a customer solution focused company. We develop an understanding of customer needs within the markets we serve and find appropriate applications that we have the skill sets to address effectively. We then deploy our industry-leading technologies to develop solutions to meet these requirements.

After years of successfully deploying this model, Newport has the industry's broadest portfolio of photonics solutions available to customers in our markets, allowing us to serve as an end-to-end resource for their photonics technology needs.

Scientific Research, Aerospace and Defense/Security Markets

Newport is a leading global supplier of photonics technologies and products to customers in the scientific research, aerospace and defense/security markets. The company has more than 15,000 standard products, by far the largest offering in the industry, which it sells to thousands of customers in these markets. This highly diversified customer base has access to funding from government, industry and university research institutions across the world. As a result, this market has steady growth characteristics and is fairly resilient to swings in macroeconomic cycles.

Newport is one of the world's leading suppliers of lasers and other photonics tools to scientists performing experiments in biology, physics and chemistry that utilize light or light energy. Our products are important enabling technologies for research in areas such as ultrafast spectroscopy, terahertz imaging, laser-induced fluorescence, chemical analysis, materials science, light detection and ranging, and nonlinear optics.

Aerospace, defense and security companies and government laboratories rely on Newport to supply photonics-based technologies that help them to create or improve technologically advanced weapons and sensors. Our high-precision products are used to develop, assemble, test and calibrate equipment for a wide range of applications, including remote surveillance, target recognition and acquisition, range finding, missile guidance, and threat identification. Through our acquisition of Ophir Optronics in October 2011, we now offer a complete line of infrared optical components and lenses for advanced thermal imaging applications, including infrared observation systems, imaging systems for manned and unmanned aircraft, driver vision enhancement (DVE) systems and targeting systems.



Application-Specific Solutions for Research Customers

We work closely with the scientific research community to develop photonics technologies and products that help them to extend the frontiers of science. Our Technology and Applications Center is staffed with experienced photonics researchers who consult with scientists from industry, government and academia to test their theories and design and configure the hardware and software required to conduct their experiments.

This collaboration among experts continues to enable advances in scientific research. One of the most productive areas of exploration has been multimodal imaging, combining Coherent Anti-Stokes Raman Scattering (CARS) microscopy with two-photon microscopes to produce enhanced images of biological substances.

For example, researchers are currently pursuing a number of exciting applications for this imaging technology in their study of the characteristics of fat cells:

>> Newport is providing concepts and hardware for a new clinical device that measures changes in fat cells in the skin during chemotherapy. A two-photon microscope is combined with our Mai Tai® laser and Wavelength Extension Unit to image cells deep within patients' skin, providing "before" and "after" images that allow physicians to see the impact of chemotherapy on tissues.

>> Researchers are developing a microscopy technique to measure the fat content of hemocytes, single-cell parasites that live on barnacles. This provides the researchers with information about the health of the barnacle, which helps to measure the effectiveness of coatings used to prevent barnacles from attaching to ships' hulls and reducing the vessels' performance and durability.

>> Microscopy is proving to be a quick and efficient method for measuring the fat content of algae, which is a potential source of biofuel. Because a higher fat content produces more fuel energy, high-resolution imaging of algae helps scientists determine which strains will be most effectively converted to ethanol.


50um

Multimodal image of lung tissue from a genetically modified obese mouse. Coherent Anti-Stokes Raman Scattering (CARS) microscopy was used to image several fat cells (red signal), while second-harmonic generation (SHG) microscopy was used to image collagen fibers (green signal) and the two were combined to produce the image shown. Specimen provided by Dr. Biju Pillai, University of Texas Medical Branch, Galveston.

Making Air Travel Safer From Windshear

Windshear is a hazardous weather condition that has been blamed for the loss of hundreds of lives in airplane crashes. Windshear poses the greatest danger to aircraft during takeoff and landing, and for that reason there has been extensive work in the development of windshear detection systems for airports.

Newport is providing photonics technology to one of the foremost companies in the aerospace industry to enable the development of advanced new Doppler light detection and ranging (LIDAR) systems for windshear recognition. The current version employs a remarkable technology for airport applications that detects wind activity and provides advance warning of hazards such as windshear during dangerous weather conditions. The device continuously scans the approach and departure corridors and enables air traffic controllers to offer precise, timely direction to pilots during their most critical phases of flight. Newport supplies a sophisticated optical subsystem for the device that tracks the wind detection beam. This new system is being deployed at both military and commercial airports.

Microelectronics Markets

Over the last few decades, dramatic cost reductions and performance improvements in semiconductors have produced remarkable changes in our lives. Everyday products such as personal computers, cars, medical devices and consumer electronics have become more powerful, and have greater functionality, than ever before. More recently, the surging demand for mobile devices such as smartphones and tablets has been accelerating the adoption of the mobile Internet, as consumers move beyond employing their devices as telephones, cameras and media players and take advantage of features that allow web surfing, email, interactive games, streaming video, lifestyle management applications, and online content creation. Demand for these devices has grown to hundreds of millions of units per year worldwide.

Newport is a supplier of choice to top-tier semiconductor equipment manufacturers that build systems that produce chips to enable mobile devices to be faster, smarter, more powerful, more power-efficient and more affordable than ever before. Our advanced products and subsystems, which deliver nanometer-scale precision and high processing speeds, are key enabling technologies that support our customers' drive to improve their manufacturing and test equipment to meet the increasing demands of this growing market.

Supporting the Transition to Lower-Cost Semiconductors

The development of technology to enable the manufacture of semiconductors on larger wafers is a critical priority of leading chipmakers today. By using 450mm wafers, chip makers can produce more than 200% more dies per wafer than is possible with current 300mm technologies, thus increasing their manufacturing efficiencies and reducing die costs by up to 30%. However, this transition creates challenges in manufacturing and chip yields that will require complex, high-performance photonics solutions such as those Newport provides.

Newport currently manufactures subsystems capable of achieving the highest levels of precision and throughput for 300mm wafer processing, test, and measurement applications. We are committed to facilitating the transition to 450mm wafers, and are engaged in multiple development programs with our major OEM customers in this area.



The Industry's Most Comprehensive Offering of Photonics Products

The company offers the widest range of products to OEM customers in the microelectronics industry, including lasers, high-precision positioning systems, vibration isolation platforms, optics, opto-mechanical components, and subassemblies that integrate these technologies. We have developed collaborative relationships with the industry's leading equipment manufacturers to provide components, subassemblies and subsystems that enable them to achieve the highest levels of precision and throughput.

Newport also supplies innovative manufacturing solutions to the solar cell industry, which continues its drive to make solar panels with higher efficiency and at a lower cost per watt in order to make solar energy more abundant and affordable. Combining Newport's expertise in lasers, high-precision positioning systems and photonics instrumentation, we provide systems for two key applications in this industry - thin-film solar panel scribing and edge deletion, and solar cell testing and characterization.





Life and Health Sciences Markets

Newport's technologies are enabling continued advances in the life and health sciences fields of bioinstrumentation and bioimaging. With our acquisitions of Ophir Optronics and High Q Laser, we are expanding our participation into the clinical space, entering fast-growing, high-potential markets for laser surgery and digital dentistry. The segments we serve are increasingly adopting photonics technologies, and our sales to customers in this market grew over 24% in 2011.

Newport supplies state-of-the-art lasers, precision positioning systems, optics, optical filters, diffraction gratings and detector technology to some of the largest original equipment manufacturers in the bioinstrumentation industry. Working together, we have pioneered innovations in diagnostic tools for flow cytometry, DNA sequencing and blood analysis.

Our lasers, subsystems and photonics tools also enable the newest advanced imaging systems being used for life sciences research and medical testing and analysis. These new systems offer researchers far greater performance and functionality than ever before, and are used in applications ranging from imaging tissues and cells in an effort to find new approaches for drug development and testing to new methods of rendering three-dimensional images of brain tissue in order to better understand and treat disorders such as Alzheimer's disease.


InSight DeepSee

Advanced Ultrafast Lasers for Medical Research

Medical researchers use ultrafast lasers in multi-photon microscopy applications to produce extremely detailed three-dimensional images of live tissue and cell samples as they develop new diagnostic and treatment applications. Ultrafast lasers from Newport's Spectra-Physics Lasers Division deliver industry-leading performance in a compact, turnkey solution for applications such as neuroscience and cell biology research.

The InSight™ DeepSee™ laser was introduced in mid-2011, setting a new standard in ultrafast lasers for multiphoton imaging. The new laser delivers nearly twice the tuning range of previous generation lasers for deep tissue imaging and multimodal spectroscopy.

Femtosecond Laser Technology Improves Surgical Procedures

Newport, through its recent acquisition of Austria-based High Q Laser, is a leader in the development of femtosecond lasers used for surgical procedures, a fast-growing application in the life and health sciences market. Ultrafast lasers can be tuned precisely and their parameters optimized to make them very well suited for interaction with human tissue. One of the growing applications for this technology is in the ophthalmic industry, where eye surgeons employ femtosecond lasers to enhance LASIK surgery and other procedures. In LASIK, an ultrafast laser can be used instead of a mechanical blade to cut the corneal flap so the surgeon can reshape the cornea. This enables the procedure to be much more precise, which enables better patient outcomes.


HIGH Q LASER

Optimet™ Dental Scanner Improves Patient Outcomes

Three-dimensional scanning technology is driving advances in dental restorations such as crowns and bridges, and Optimet, a part of Newport's Ophir Division, is at the forefront of these developments. Optimet's Procera™ desktop dental scanner employs conoscopic holography, a patented 3-D measurement technology, to provide extremely accurate 3-D scans of dental casts and impressions and enable highly precise computer-aided design and computer-aided manufacturing (CAD/CAM) of dental restorations. Combined with advances in compact computer numerically controlled (CNC) manufacturing, 3-D scanning allows the dentist to create restorations in the dental office rather than sending them to a remote laboratory. The result is faster, higher quality and more pain-free outcomes for patients and a competitive advantage for dentists who use this technology.



Optimet's Procera™ desktop dental scanner

Solar Simulators Support Analysis and Testing of the Effects of UV Radiation



Sol-UV™ Large Area Solar Simulator

Newport's Oriel® Solar Simulators are used in demanding photobiology applications in both dermatological research and verification of the effectiveness of commercial sun protection products. Our solar simulators are used by cosmetics manufacturers throughout the world to verify their products' compliance with sun protection factor (SPF) regulations enforced by agencies such as the United States Food and Drug Administration, Cosmetics Europe – The Personal Care Association, and the Japan Cosmetic Industry Association.

Our solar simulators are used to project both types of ultraviolet rays, UVA and UVB, onto a product sample or a volunteer, and our digital light exposure and intensity controllers can regulate the exposure to the rays either by time or dosage. This enables skin care product manufacturers performing in-vitro testing of samples or in-vivo testing of volunteers to quickly and accurately determine the effectiveness of their products.



Exposure Control Instruments for Large Area Illuminators

New Optical Device Enables More Compact Spectroscopy Systems

Spectroscopy-based analytical instruments detect light energy at multiple wavelengths and are widely used in chemical testing and medical diagnostics. To separate and measure these wavelengths, these instruments commonly use an apparatus with multiple components including a mechanical filter wheel that rotates to detect different wavelengths, along with beam-steering optics and detectors. In January 2012, Newport introduced the revolutionary OptoFlash™, a miniature, single-package spectrometer engine without moving parts that dramatically simplifies the designs of instruments currently in use. OptoFlash can be customized and configured with as many as 10 wavelengths and provides an ideal solution for bioinstrumentation OEMs' efforts to simplify and reduce the size of their instruments.



OptoFlash™

OptoFlash provides a unique alternative for bioinstrument manufacturers serving the growing demand for applications such as blood chemistry analysis, environmental monitoring, color measurement, and other purposes. There are a myriad of applications for OptoFlash where a single, self-contained spectroscopy engine can be easily integrated into new or existing detection systems to provide the advantages of reduced size and weight, custom wavelength configurability, stable performance and the elimination of components rendered unnecessary by this innovative device.



Industrial Manufacturing and Other Markets

Newport's products and systems serve a wide range of photonics applications in industrial and other markets that have demanding requirements for performance and reliability. Our lasers, infrared optics and other photonics products are used in applications across a wide range of industries, including precision manufacturing applications, automotive safety, image recording and telecommunications. As industry continually moves toward processes that require higher performance, higher precision and greater throughput, there are countless attractive niche growth opportunities in these markets, and our sales to these customers increased by 20% last year.

Almost half of the revenue of our new Ophir Division comes from sales of infrared optics and laser instrumentation to customers in industrial and other markets, adding an even greater range of products for applications in these markets to the Newport product family.

Laser Micromachining Achieves Unparalleled Results

Newport is a leader in laser applications that require very tight tolerances and very well-managed parameters of laser pulse width, wavelength and beam characteristics. Precision micromachining is a large and growing market that takes advantage of the distinctive capabilities of lasers, including high-speed non-contact processing and the ability to work with a wide range of materials, on flat or contoured surfaces, and with three-dimensional structures.

Laser technologies facilitate manufacturing tasks that are difficult or impossible to accomplish using traditional mechanical systems. We offer a wide selection of lasers, optics and positioning systems for high-precision manufacturing, and we work closely with customers to introduce these products into other application areas. Specialized applications include rapid prototyping, stereolithography, heat-treating, welding, soldering, material cutting and drilling, high-precision marking and engraving, and image recording.

New Commercial Markets Emerge for Thermal Imaging

Ophir designs and manufactures a full range of high-performance infrared lenses and optical elements for thermal imaging applications in the defense, security and commercial industries worldwide. These products are increasingly being used in commercial applications beyond the defense and security markets.

In the automotive industry, automakers are beginning to employ infrared sensors to detect images beyond the range of headlights and warn drivers about potential hazards on the road ahead. Life safety companies are employing thermal imaging technologies for vision enhancement systems for firefighters and search and rescue applications. The commercial security industry is using night-vision cameras to see potential intruders without the use of energy consuming conventional lighting.



Coronary stent used in angioplasty



Three-dimensional structuring of glass with a Spectra-Physics High Q femtosecond laser. Image courtesy of FH Vorarlberg, Austria.









One of the challenges of driving at night is seeing pedestrians on the road ahead. The infrared camera scans the road for pedestrians up to four times farther than headlight range. Once a pedestrian is detected, it is highlighted on the vehicle's display. Photos courtesy of AutoLiv.

Strategies for Profitable Growth

In 2009, Newport developed a strategic roadmap with three primary initiatives to drive profitable growth:

>> Global Expansion

>> Increasing Sales of Integrated Systems and Subsystems

>> Targeted Acquisitions of Photonics Companies

Newport's sales and earnings momentum in recent years is due in large part to our progress on each of these initiatives.

Growing Importance of China


Domestic Distribution Center
Outside Export Processing Zone
• Same-day shipment inside China
Manufacturing Facility Inside
Export Processing Zone
• 1,200 products for export and domestic consumption
Beijing
Wuxi
Shanghai
Regional Distribution Center
Inside Export Processing Zone
• 2,000 products shipped throughout Asia

Expand Globally

As a result of ongoing investments to build our presence in global markets, Newport now has 16 manufacturing locations on three continents and sales in more than 78 countries. For the fourth year in a row, sales to customers outside the U.S. grew as a percentage of total sales. In 2011 sales to customers outside the U.S. reached 57% of the total.

Our growth in Asia has been robust. Our facility in Wuxi, China, has become an important source for low-cost manufacturing and sourcing within the worldwide Newport manufacturing system. Located inside an Export Processing Zone, the plant produces 1,200 products for both export and consumption within China and is paired with a regional distribution center that stocks more than 2,000 products for shipment throughout Asia. Sales of products manufactured, sourced and distributed from Wuxi exceeded $40 million in 2011, up one-third from 2010.

During 2011, we opened a second distribution center in Wuxi outside the Export Processing Zone that allows same-day shipments inside China. Through expanded marketing initiatives, we are growing sales rapidly in China. Expansion of government-funded, laser-based scientific research has contributed significantly to this growth. We have also added engineering capabilities in Wuxi to design products for local markets.

Several of Newport's OEM customers in the semiconductor equipment industry have been expanding their manufacturing operations in Singapore. We opened a sales and service office there last year to support customers in the region and to build upon our status as an integral part of these customers' global supply chains.

We use a combination of direct sales channels and distributors in Asia, which gives us a strong local presence in all major markets in the region. Our expanded sales and marketing efforts in Asia have produced strong sales growth in Korea, Taiwan and the Philippines in addition to China and Singapore. We also doubled our sales in India last year, creating a strong base from which we expect continued rapid growth in sales to that market.

Newport has been a leading supplier in Japan for many years. Sadly, the devastating earthquake and tsunami in 2011 seriously damaged the economy of the country. Our sales in Japan declined almost 10% in 2011, primarily as a result of these catastrophic events, with most of the impact being felt in our Spectra-Physics Lasers Division. We remain closely engaged with our Japanese customers to help them recover and restore their businesses to pre-crisis levels.

Acquisition Timeline

February 2002

Micro Robotics Systems, Inc. (MRSI)
Advanced packaging solutions.

July 2004

Spectra-Physics® Lasers and Photonics
Lasers, laser systems, and photonics instruments and components.

July 2009

New Focus™
High-performance photonics products and custom solutions for OEMs.

Increase Sales of Integrated Subsystems

Developing application specific subsystems using Newport products is one of the fastest-growing segments of our business. These integrated solutions represented approximately 20% of our total sales in 2011. Newport's value-added solutions leverage the company's expertise in lasers, optics, electro-optics, opto-mechanics and motion control to solve challenging customer applications.

Our subsystems are designed for customers in three primary markets:



Newport is a leading supplier of integrated solutions to many of the world's top semiconductor equipment OEMs, producing subsystems that have been designed in as integral parts of advanced equipment used in lithography, metrology and other applications.

The company has been expanding its position as a supplier to the world's leading makers of bioinstrumentation that is used for flow cytometry and blood analysis, among other processes.





Aerospace and defense market customers use infrared lens systems from our Ophir division to provide night vision capabilities in drone aircraft, land based vehicles, targeting apparatus and remote surveillance systems.

Customers in scientific research markets explore their future systems needs by utilizing the resources of Newport's unique Technology and Applications Center in Irvine, California. The Center works with university and government researchers and commercial customers to develop innovative ways to combine Newport's lasers and other photonics technologies into leading-edge research applications that can lead to scientific breakthroughs or become commercially successful products.

Pursue Targeted Acquisitions

Newport has a long history and successful track record of using acquisitions to help strengthen and grow the company. Timely and effective acquisitions have expanded our product portfolio, diversified and stabilized our business mix, and accelerated the company's growth rate.

Operating in a fragmented industry with many smaller specialized players, Newport targets acquisitions with complementary products and technologies that can benefit from our global sales channels and further expand our broad technology portfolio.

Over the last decade, acquired businesses have contributed significantly to Newport's growth.

July 2011

High Q Technologies GmbH
Ultrafast lasers.

October 2011

Ophir Optronics Ltd.
Precision infrared optics, photonics instrumentation, and three-dimensional non-contact measurement equipment.

January 2012

ILX Lightwave Corporation
Test and measurement solutions for laser diodes and other photonics components.

Industry Leading Brands

The Newport name has a strong history of brand leadership in the photonics industry. The brand symbolizes our reputation for advanced technology solutions, research and development productivity, and quality products and service. Customers know that when they buy from Newport, they are receiving premium performance at a reasonable price.

Over the past four decades, we have acquired a number of businesses, many of which have their own strong brands, excellent reputations and loyal customers built over years of industry leadership. Now, united as Newport's family of brands, our businesses provide an unsurpassed level of expertise to deliver the products, systems and services that are needed by scientists and engineers in industry, government and academia around the world.

The Newport brand family, organized in three operating divisions, strives to fulfill our mission to develop and deliver photonics technologies and products that extend the frontiers of science and improve our world.

Photonics and Precision Technologies (PPT) Division

Newport offers the broadest and deepest portfolio of photonics products in the world, with more than 15,000 products. On a pro forma basis as if Ophir, High Q Laser and ILX Lightwave had been part of Newport for all of 2011, the PPT Division would have contributed 50% of Newport's total net sales for the year.

The products sold by this division include photonics instruments and systems, precision positioning components and subsystems, vibration isolation systems and subsystems, optical hardware, and optical components.

Our PPT Division also designs, develops and manufactures systems and subsystems that integrate our broad portfolio of products and technologies into solutions that meet the specific application requirements of OEM customers. We serve the microelectronics industry in applications for semiconductor, solar cell and disk drive manufacturing. We have also used our capabilities in this area for customer applications in the life and health sciences market, including flow cytometry, DNA sequencing, microscopy and blood analysis.

The PPT division's products are sold under five of Newport's brands, highlighted below.

Newport.
Experience | Solutions



Newport was founded in 1969 to meet the growing needs of the developing laser industry and became an early technology leader in vibration control solutions. As the photonics industry developed, Newport expanded its product portfolio to include optics, opto-mechanical components, photonics instrumentation and precision positioning systems.

New Focus™
A Newport Corporation Brand





New Focus was established in 1990 with the mission to provide "Simply Better Photonics Tools™." New Focus is an innovator in high-performance photonics products, including opto-electronics, high-speed detectors and modulators, high-resolution mechanical actuators, opto-mechanical components and subassemblies and widely tunable diode lasers.

ORIEL® INSTRUMENTS
A Newport Corporation Brand





For nearly 50 years, Oriel has been widely respected as an innovative developer and manufacturer of products that make and measure light. Best-selling instruments include monochromators, spectrometers, spectrographs and light sources that offer a broad range of configurations from ultraviolet to infrared wavelengths, pulsed or continuous output, and low to high power. Oriel's Solar Simulators provide the closest spectral match to the sun's output available from any source and meet all industry standards for testing photovoltaic materials and skin care products.

Richardson Gratings™
A Newport Corporation Brand



Richardson Gratings has been a global leader for 65 years in the design and manufacture of diffraction gratings for spectroscopic, telecommunications and laser applications in a wide range of markets, including scientific research, microelectronics, and life and health sciences. The business focuses on the generation of master gratings by mechanical ruling and holographic recording and the high-volume replication of optically equivalent copies of master gratings for cost-effective commercial uses.

ILX Lightwave®
A Newport Corporation Brand







Founded in 1986, and acquired by Newport in January 2012, ILX Lightwave has been a pioneer in introducing new approaches to photonics test and measurement instrumentation. The company is known as a leader in precision laser diode controllers, drivers and current sources and laser diode burn-in, test and characterization systems.

Spectra-Physics Lasers Division



Spectra-Physics

A Newport Corporation Brand

Spectra-Physics is a leading worldwide supplier of advanced laser solutions for scientific research and commercial applications. On a pro forma basis, as if Ophir, High Q Laser and ILX Lightwave had been part of Newport for all of 2011, Newport's Spectra-Physics Lasers Division would have accounted for 32% of the company's total sales in 2011.

Spectra-Physics was founded in 1961 as the world's first commercial laser company, less than a year after the invention of the laser. Over the ensuing five decades, Spectra-Physics has expanded the influence and reach of laser technologies in scientific research and manufacturing by introducing many innovative "firsts" that have become industry standards – the first commercial continuous wave laser (1962), the first commercial bar code scanner (1974), the first end-pumped diode-pumped solid-state (DPSS) laser (1985), the first commercial ultrafast laser (1990), and the first DPSS femtosecond laser system (1996), to name just a few.

Today, Spectra-Physics is a leading developer and manufacturer of a number of families of laser products that serve highly demanding applications:

Ultrafast lasers. The company's cutting-edge, highly reliable ultrafast lasers and amplifiers enable breakthroughs in biological imaging, advanced scientific research and high precision material processing. The acquisition of High Q Laser in July 2011 brought Spectra-Physics additional expertise in ultrafast laser technology, most notably in femtosecond lasers used for surgical procedures, a fast-growing application in life and health sciences, and picosecond laser technology, which is ideally suited for a number of high-growth applications in the precision industrial manufacturing market.

Diode-pumped solid-state (DPSS) lasers. Spectra-Physics is an industry leader in pulsed Q-switched, mode-locked and continuous-wave DPSS lasers for applications in the microelectronics, life and health sciences, industrial and scientific research markets. Our lasers deliver superior reliability and low cost of ownership and have been proven in the most demanding, 24/7 industrial applications.

High-energy pulsed lasers. Spectra-Physics offers the most reliable high-energy pulsed lasers for scientific research and industrial applications. These lasers feature the longest lamp lifetimes and highest quality construction in the industry, and have long been tools of choice for customers working in demanding high-energy applications.

Ophir Division

OPHIR®

A Newport Corporation Brand







Established in 1976 and acquired by Newport in October 2011, Ophir is a global leader in precision infrared optics, photonics instrumentation, and 3-D non-contact measurement equipment. Adding Ophir's strong presence in these product areas will provide a number of important benefits to Newport and our customers.

On a standalone basis, Ophir had net sales in 2011 of $118.5 million, an increase of approximately 10% over 2010, primarily to customers in the industrial, scientific research, life and health sciences and aerospace and defense markets.

Had Ophir been part of Newport for all of 2011, it would have contributed 18% of Newport's total sales for the year. The division participates in several business areas:

Ophir Optics designs and manufactures a full range of high-performance infrared optics and lens assemblies for customers in the aerospace and defense/security markets and several commercial markets. Ophir's lenses are widely used by military and security customers worldwide in a wide range of sophisticated thermal imaging and radiometric applications, including infrared observation systems, imaging systems for manned and unmanned aircraft, and targeting systems. In commercial markets, Ophir's lenses are essential components in infrared cameras manufactured for rescue systems, maintenance systems, enhanced vision systems and automotive night vision systems.

Ophir CO_2 Laser Optics is the world's second-largest supplier of CO_2 laser optics to OEM laser manufacturers, bringing them high performance laser lenses and mirrors at competitive prices. CO_2 lasers are the highest-power continuous wave lasers available and are used for cutting, welding and engraving, among other uses. These heavy-duty industrial applications require optical components that are high-quality, robust and long-lasting.

Ophir Photonics is the world's leading supplier of laser power and energy meters, laser beam profilers, goniometric radiometers and laser sensors. With its technologies fully focused on light measurement, Ophir delivers modular and customized instrumentation solutions to customers in the industrial, life and health sciences and research markets.

Spiricon® OPHIR Photonics



Spiricon, a part of the Ophir Photonics business, was founded in 1978, and its brand is known worldwide for its technology leadership and continuous innovation in laser measurement. Spiricon provides a complete line of laser beam profilers, optical spectrum analyzers and goniometric radiometers. Spiricon holds a number of valuable patents, including patents covering Ultracal™, the baseline correction algorithm that helped establish the international standard for beam measurement accuracy published by the International Organization for Standardization (ISO 11146-3).

Optimet (Optical Metrology Ltd.) develops and sells 3-D non-contact measurement systems and sensors for precise inspection and measurement of complex geometries and a wide range of materials. Optimet's products are based on its unique and patented conoscopic holography technology. The company's sensors and scanners serve industrial applications that require in-process inspection and quality control with nanometer level precision. Optimet's systems are sold to customers in the aerospace, automotive, steel and microelectronics industries, and thousands are in use around the world.

Optimet's Procera™ desktop dental scanner advances the science of computer-aided design and computer-aided manufacturing (CAD/CAM) of dental restorations. The company's technology enables computer-controlled production of high quality, high precision crowns, bridges and other implants in the dentist's office, significantly improving the patient's experience and outcome.

Financial Review

In 2011, Newport demonstrated excellent operational execution and effective implementation of its acquisition strategy, delivering all-time records in sales, orders and earnings. These strong earnings also led to record cash flows from operations. With this financial performance in 2011 and its recent acquisitions, Newport is well positioned for continued growth in sales and profit and strong cash generation in 2012 and beyond.

Revenue

Sales for the full year of 2011 were $545.1 million, an increase of 13.6% compared with the full year of 2010. Newport's sales in 2011 included $13.6 million of sales from High Q Laser, which was acquired in July 2011, and $27.6 million of sales from Ophir, which was acquired in October 2011. Fourth quarter sales of $160.9 million were an all-time quarterly record for the company. Newport experienced revenue growth in 2011 compared with 2010 across all of its target end markets, led by significantly higher sales to customers in the company's life and health sciences end market and industrial and other end markets, due primarily to its acquisitions of High Q Laser and Ophir. Newport also achieved growth in sales to customers in all of its geographic regions.

Revenue (in $ millions)



164
118
267
403
454
445
445
367
479
545
CAGR 14%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Orders

Newport recorded new orders of $543.0 million in 2011, representing an increase of 6.5% compared with the $510.1 million of new orders received in 2010. Entering 2012, Newport had a record backlog of orders scheduled to ship within one year of $168.7 million.

Orders (in $ millions)



154
142
282
415
469
469
439
361
510
543
CAGR 15%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Earnings

For the full year of 2011, on a GAAP basis, Newport recorded operating income of $53.8 million, or 9.9% of net sales, and net income of $79.7 million, or $2.06 per diluted share. On a non-GAAP basis, excluding a number of income and expense items that management considers to be outside of the company's core operating results, the company would have recorded operating income of $67.0 million, or 12.3% of sales, and net income of $51.2 million, or $1.32 per diluted share. A reconciliation of Newport's operating income and earnings on a GAAP and non-GAAP basis is available on the company's website at www.newport.com/investors. With the momentum generated in 2011 and the recent additions of High Q Laser, Ophir and ILX Lightwave, the company expects to deliver strong earnings again in 2012.

Cash Flow

In 2011, Newport generated $75.3 million in cash from operations. This record operating cash generation was driven by the company's strong earnings performance, together with its continued focus on balance sheet management. During the fourth quarter of 2011, Newport obtained a $250 million senior credit facility, including a $185 million term loan and a $65 million revolving line of credit. The company used proceeds from the loan to fund a portion of the purchase price for its acquisition of Ophir and to repay $114.4 million of its convertible subordinated notes. At the end of 2011, Newport had cash, cash equivalents and marketable securities totaling $72.9 million. The remaining $12.4 million of convertible subordinated notes was repaid in February 2012.

Cash from Operations
(in $ millions)



6.5
-9.8
17.8
13.9
28.4
35.4
44.7
24.7
70.6
75.3
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Gross Margin

Newport's gross margin for 2011 was 44.0%, an increase of 120 basis points compared with its 2010 gross margin of 42.8%. This increase was driven primarily by improved absorption of manufacturing overhead due to the company's higher sales level in 2011 and lower excess and obsolete inventory reserves, offset in part by lower gross margins from the Ophir Division due to increased inventory valuations resulting from purchase accounting, which increased the cost of goods sold of that division.

Gross Margin (%)



15.7
33.9
33.3
41.9
43.5
41.7
38.4
38.9
42.8
44.0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

This Annual Report contains forward-looking statements, including without limitation statements regarding the company's expectations regarding sales and profit growth and strong earnings and cash generation in 2012 and beyond, as well as its expectations regarding the impact of its recent acquisitions, the benefits of its Irvine facilities consolidation and the achievement of its strategic objectives. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Assumptions relating to the foregoing involve judgments and risks regarding certain matters, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Newport. Certain of these judgments and risks are discussed in more detail in Newport's Annual Report on Form 10-K/A for the year ended December 31, 2011. Although Newport believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by Newport or any other person that Newport's objectives or plans will be achieved. Newport undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Corporate Information

Corporate Headquarters

Newport Corporation
1791 Deere Avenue
Irvine, California 92606
949-863-3144

Annual Meeting

Stockholders are cordially invited to attend our 2012 Annual Meeting of Stockholders to be held at 9:00 AM Pacific Time, Tuesday, May 15, 2012, at our corporate headquarters.

Investor Relations

We maintain a special investor relations site on our company website at www.newport.com/investors. Through this site, investors may access our news releases, SEC filings and other corporate and financial information, and keep apprised of upcoming company events. In addition, investors may register on this site to receive automatic email notifications regarding our news releases and SEC filings and may submit questions or requests for additional information online.

We also welcome inquiries from our investors and other interested parties by telephone, fax, email or mail. You may contact us at:

Investor Relations
Newport Corporation
P.O. Box 19607
Irvine, California 92623-9607
Telephone: 949-863-3144
Fax: 949-224-0587
E-mail: investor@newport.com

Annual Report on Form 10-K

Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2011, which was filed with the Securities and Exchange Commission on March 16, 2012, is available on our website at www.newport.com/2011Form10-KA.

Transfer Agent and Registrar

Our common stock is traded on the Nasdaq Global Select Market under the symbol NEWP.

Questions about stockholder accounts of registered holders, including transfer of securities, should be directed to:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
800-468-9716

Stock certificates should be safeguarded. Replacement requires payment of a surety bond premium. If a stock certificate is lost, stolen or destroyed, notify Wells Fargo Bank, N.A. Registered mail should be used whenever stock certificates are mailed.

Legal Counsel

Stradling Yocca Carlson & Rauth
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660

Independent Auditors

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92660

Product Information

For information about our products and services, you may access our web site at www.newport.com, call customer service at 800-222-6440 or email tech@newport.com.

Directors

Christopher Cox
Partner, Bingham McCutchen LLP
President, Bingham Consulting LLC

Robert L. Guyett [1(C), 2]
President and Chief Executive Officer,
Crescent Management Enterprises, LLC

Oleg Khaykin [1]
President and Chief Executive Officer,
International Rectifier Corporation

Michael T. O'Neill [2(C), 3]
Independent Investor

C. Kumar N. Patel [2, 3]
Professor of Physics and Astronomy,
University of California, Los Angeles

Chairman and Chief Executive Officer,
Pranalytica, Inc.

Robert J. Phillippy
President and Chief Executive Officer,
Newport Corporation

Kenneth F. Potashner [2, 3(C)]
Chairman of the Board,
Newport Corporation

Independent Investor

Peter J. Simone [1, 3]
Venture Capital Consultant

Committees of the Board

[1] Audit

[2] Compensation

[3] Corporate Governance and Nominating

(C) Committee Chairman

Senior Management

Robert J. Phillippy
President and Chief Executive Officer

Charles F. Cargile
Senior Vice President and Chief Financial Officer

Jeffrey B. Coyne
Senior Vice President, General Counsel and
Corporate Secretary

David J. Allen
Vice President and General Manager,
Spectra-Physics Lasers Division

Mark J. Nelson
Vice President, Corporate Controller and
Chief Accounting Officer

Jeffrey R. Parker
Vice President, Optical Components Business,
Photonics and Precision Technologies Division

Laurence D. Parson
Vice President, Integrated Solutions Business,
Photonics and Precision Technologies Division

Gary J. Spiegel
Vice President, Sales, Marketing and Business
Development

Dennis L. Werth
Vice President, Precision Components and Systems
Business, Photonics and Precision Technologies
Division

Yaacov Zerem
Chief Executive Officer, Ophir Optronics, Ltd.


www.newport.com